Exhibit 99.2

Excerpt of certain comments made by John Brock in a video message to the Company’s employees on April 28, 2016:

Good morning. Earlier today, we announced our first quarter results, along with a business update regarding the anticipated close of the transaction to create Coca-Cola European Partners. I know many of you have questions about the transaction and we’re going to talk about our progress and what’s to come in just a minute. First, let’s take a quick look at our quarterly results.

Before we talk about our transition plans as we become Coca-Cola European Partners, let’s recap where we are in the merger process. The transaction has been approved by the boards of CCE, CCIP and The Coca-Cola Company, which owns the German bottler, as well as CCIP’s shareowners. We’ve received clearance from the European Commission and the Securities and Exchange Commission in the U.S.

Next up will be our own shareowner vote, which will take place during a special shareowners meeting on May 24. Those of you who own shares of CCE stock should be receiving the prospectus in the mail soon, along with instructions on how you can cast your vote. I encourage all of you to take the time and exercise your right to participate in this process.

We’ve also finalized the new Board of Directors with the recent appointment of Chris Cross and Javier Ferran who bring decades of retail, food and beverage industry experience, as well as an incredible wealth of international business acumen. The Directors have already met twice this year in preparation for the close of the transaction, and will be ready to take the reigns from the Integration Steering Committee from the first day of the new business, ‘Day 1’.

The ISC is currently finalising plans for Day 1 to ensure everyone understands their roles and responsibilities, but for the vast majority of the organization, it will be business as usual. We anticipate that most current reporting structures will remain in place and changes to our current processes and procedures will be minimal. The ISC will share more details around the plans for the launch of CCEP as we near the anticipated closing date. Your continued leadership and support is vital as we navigate these changing times.